SILVER MOUNTAIN MINES

Ste. 201, 7230 Indian Creek Ln.,

Las Vegas, NV 89149

253-549-4336

September 5, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F Street

Washington, D.C. 20549

Re:

Request to Withdraw Registration Statement on

Form S-1 (RW) - SEC File Number 333-152285

Dear Sirs:

On July 11, 2008, Silver Mountain Mines, Inc.. (the “Registrant”) filed a Registration Statement on Form S-1 (File Number 333-152285) with the Securities & Exchange Commission (the “Commission).  The Registration Statement has not been amended since that date.  Since that time, the Company’s management has adopted a revised business plan which does not incorporate aspects of the previous plan and has disposed of its mining claims.  To facilitate its revised business plan, the Board of Directors has approved the withdrawal of its registration statement.

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), the Registrant hereby requests the withdrawal of its registration statement on Form S-1 (File No. 333-152285) (the “Registration Statement”).

The Registrants confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. Furthermore, there was no circulation of preliminary prospectuses in connection with the proposed transaction and the Registration Statement was not declared effective by the Commission.

The Registrants believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Registrant requests, in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrants’ account to be offset against the filing fee for any future registration statement or registration statements.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

Yours truly,

Silver Mountain Mines, Inc.

/s/ Kevin M. Murphy

Kevin M. Murphy

President